September 12, 2025

William Elder
CFO and General Counsel
CervoMed Inc.
20 Park Plaza
Suite 424
Boston, MA 02116

       Re: CervoMed Inc.
           Form 10-K for the year ended December 31, 2024
           Filed March 17, 2025
           File No. 001-37942
Dear William Elder:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 84

1. Please provide proposed revised disclosure to be included in future filings to disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact, explaining why you do not maintain and evaluate research and development costs by project, and provide other quantitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) for any unallocated expenses which should reconcile to total research and development expense on the Statements of Operations.
       In this regard, quantify the change in each of the factors noted for the increase in research and development expense for each period presented. This would also apply to the factors noted for the increase in your general and administrative expenses.
 September 12, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sasha Parikh at 202-551-3627 or Jenn Do at 202-551-3743 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences